Filed by 99 Acquisition Group Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-41784

Subject Company: Nava Health MD, Inc.

Benchmark Virtual Healthcare Conference

Fireside Chat

Nava Health (Bernie Dancel) and Bill Sutherland

May 21, 2024

Bill Sutherland: Greetings everybody this is the fireside chat with Nava Health. In February the company entered into a merger agreement with the blank check company 99 Acquisition Corp trading as NNAG, and upon the completion of that merger the company will potentially become Nava health and trade as NAVA. From the company, we have founder and CEO Bernie Dancel. And I think because this is kind of a new story for most of us at the firm we’ll just start with, if Bernie could share his screen, a brief introduction. Guys don’t forget to mute. So let me just switch over to you Bernie and then when you’re ready go ahead and set up the screen for your presentation thanks.

Bernie Dancel: Thanks Bill. Thanks for the introduction I appreciate it very much and I appreciate being offered this opportunity to speak to the folks out there can you see my screen?

Bill Sutherland: Yes we can. Thank you.

Bernie Dancel: Thanks for the opportunity Bill that you provided for Nava to get our story out there, and start to introduce ourselves to your folks there and your investors. I have – let me jump into the Nava story and give you an overview for the next 20 minutes or so, and then, you know, be able to answer whatever questions you have. What you see on the screen there is my wife. That’s me and my wife. I used to have hair but I grew the facial hair on my chin and got rid of this stuff on the top of my head there. But that’s my wife there and the story of Nava really starts with her personal, our personal experience and her battle with different disease and illness that she had. She’s doing great today she’s here today so let me get that out of the way in the beginning. But it’s really out of… she’s the inspiration behind the Nava story. Going through that experience, you can see there in the bold underneath The Nava Story there “if you don’t make time for your wellness you will be forced to make time for your illness.” This is so true, and we all have people that we’re close with, either ourselves or people that we love who’ve gone through similar experiences and it’s really what, through my wife’s experience, why Nava was started. To solve some of those issues that we experienced in our traditional healthcare environment.

A few bullet points are important you know what we do is we’re bringing human optimization and longevity medicine to the masses. When I started this you know 10-11 years ago, it was it was pretty obscure in terms of the kinds of medicine that we practiced. But it is becoming more and more popular and it’s fast growing. One of the things that’s different and unique about Nava is we do it on a technology and data-driven platform. So we are a medical practice but we’re, due to prior experience and in companies that I’ve built in the past that were very technology driven companies, we’ve deployed a lot of the same capabilities here to in healthcare. We’re focused on precision medicine, our customized treatment protocols for our patients, so it’s not you know kind of go to your doctor that prescribes medication that really is there to cover up some symptoms. We’re really root cause medicine, meaning we’re trying to get to the root cause of the core of what’s causing the illness and really treat that instead of more symptom driven medicine, which is again more of our conventional medical system. We’re about preventing illness as much as we are treating chronic illness so a term that’s used often now is longevity and longevity medicine - that it really is focused on prevention. And as I said before mission driven started because of my wife’s experience.

Real briefly a little high level: my wife in 2011 was diagnosed with 8 different diseases by 6 different specialties. Multiple opinions that we got from each of the specialties some of them were different from one another in terms of the diagnosis, some of them were different in the treatment plans. But this kind of highlighted some of the issues that we experienced out there is that why, with all the information and data that we have available to us out there, do we see that there could be different diagnosis and different treatment plans, some of which could be wrong? My wife was put on 15 medications within just a couple months. She had a couple surgeries, she ended up being bedridden, her organs were failing, and the doctors were telling us there was nothing they could do. And that you never want to hear that about your wife you know – a young woman of 46 years old at the time. So, we set out to find a better solution than what we were seeing in actually some of the best healthcare institutions in the world: Johns Hopkins University, University of Maryland Georgetown Medical is where we were going for her care and they kind of failed us and we set out to solve the problem, which we did. We found a solution for my wife. That solution was not built for scale, so that’s what we’ve been doing for the last 10 years: building a scalable model that we could take our brand of medicine across the country and across the world.

Some of the statistics that are out there is you know 60% of all adults in the US have at least one chronic illness. So, we’re talking about 18 years or older is an adult, 60% of all adults in the US have at least one chronic illness. So that’s kind of startling and you know most people don’t know or think of it that way, that it’s that much - the majority of our population - but it is and it’s scary. 70% of all those deaths come from chronic illness like things that you’ve heard of: cancer, heart disorders you know so cardiovascular disease, diabetes, stroke, dementia, Alzheimer’s, these are things that are the killers of our society today. So, like I said, 70% of all deaths are from these things so they are the number one killers. The thing that was most surprising to us, as we did the research before jumping into this industry, was that 80% of all chronic illness comes from inflammation in the body which can be prevented. So that kind of begs the question: why aren’t we preventing inflammation or preventing illness versus treating it after people get sick? Which is kind of playing defense right? So, which is really what our healthcare system is more geared towards, you get sick, you go to the doctor, versus preventing it in the first place. We know how big healthcare is, it’s 20 to 25% of our GDP it’s over $4 trillion now it’s just a massive market opportunity.

So what is it that we actually do at Nava Health? So there are four different areas, four different niches of medicine that we practice. We put that on a platform and we practice that medicine on a platform of technology and data analytics. Today you know for most of the time it was heuristics, kind of algorithms and protocols. Now it’s called AI in terms of how you get the answers that we’re looking for. We practice integrative medicine which is a multidisciplinary approach to treatment and diagnosis and treatment. It’s combining both conventional and alternative methods. It’s preventive medicine so it’s about playing offense not playing defense, so really trying to address issues before someone actually gets sick earlier, as early in the process as possible. It’s functional medicine so this is root cause medicine, that’s what functional medicine is, it’s not putting a Band-Aid on a symptom you know seeing the patient for 8 minutes or 10 that’s prescribing a medication and sending them on their way. It’s really trying to determining what is the root cause of it and then treating the root cause. And then regenerative medicine are those treatments they are the therapies and the treatments that support the body’s repair regeneration and restoration at the cellular level.

One of the things, competencies and competitive advantage that we bring to healthcare in the prior companies that I’ve built, which we’ll get through towards the end of the slide show, we were a direct-to- consumer company, direct- to- consumer marketers, in an industry that was highly regulated and in in a similar way was kind of behind in the times as it relates to that. We’re very good at it. So, we know that when we place marketing dollars out there we’re going to get a new patient at $290.00 cost of acquisition. It’s been consistent for the last several years. We know how to do that very well. We know where, what markets to go into and we’ll talk a little bit about that also in the future when we get to the unit economics.

But we… the patient journey is they’re out there looking for help because they’re… most of our patients are coming to us either because they’ve been referred by another patient, that’s about 30 to 35%, or they’re searching for somebody to help them with a condition or symptom that they’ve been experiencing that their doctors have not been able to resolve. So, we’re out there with messages, digital messages, whether it’s on Google, whether it’s on social media, whether it’s on streaming, we’re very very diverse marketing distribution. And people call us. They call us or they fill out forms. Once we get that person on the phone or contacting and speaking to our health coach, our focus at that point is really about collecting the data we need in order to treat that person properly get the answer right the first - to get the question and the answer right the first time to properly diagnose, to properly treat that person at the root cause.

So step one is you know they fill out their medical history and all their information online, they fill out a proprietary assessment of questions that we’ve designed to help get to the root cause and then they meet with the doctor for about 30 minutes to go through that information and make sure that we have everything we need. The doctor then will prescribe a set of, a panel of, diagnostic testing. We do significantly more testing than, we do, than what you would find in a typical medical practice and that’s because we’re really focused on root cause and in order to do that you have to have the right data. That data combined with the diagnostic testing, all the information we’ve collected from the patient, that goes into our algorithm, our proprietary algorithm that takes that information and matches it up against all the patients that we’ve had to date, which is about 50,000 patients, and matches it up against all the science that we bring into our data set. And it matches up with all the collective intelligence of all of our providers, that we go through a process of collecting basically their education their research and their protocols and what’s been successful for them in the past.

And that all gets processed through our algorithm and then in step 3 they’re meeting with the doctor for an hour to really review the results that we’ve got from all the information that we’ve collected from them and to provide them with the answers and a game plan. So, it’s called a custom vitality plan that our doctors use and that our patients have that shows them here’s all your symptoms, here’s all the conditions that you’re dealing with, here’s what the data tells us is the root cause of those issues. So, we connect the dots for them and explain to them how this is all working and why they have dysfunction in their body and why they have symptoms.

And then we talk to them about what are the treatments that we can provide for you that are actually going to resolve those issues. So that’s a custom vitality plan that they step four they start their treatment plan. A few weeks later, we’re going to have them come in give us an assessment and answer an assessment of questions again about how they’re doing, do some more testing for them, diagnostic testing. And then we’re going to take that information and take the next step of improvement and we continue to do this over and over again as we optimize their health.

Some of the profit centers that we have: the number one profit center is actually not on the slide, that’s basically the consultations with the medical providers the doctors, the nurse practitioners, the nutritionists, that’s about 20 to 25% of our revenue. But some of the other revenue profit centers we have is diagnostic testing, we have vertically integrated and we have a high complexity clear laboratory that we process the vast majority of the testing that we do because we wanted to be in control, we wanted it to be to be accurate, and we wanted to make sure that we were providing the best reference ranges for optimal health.

Bioidentical hormone replacement therapy is also a big thing, another area that we do a lot of. And that’s because your hormones is a key building block in your immune system, so we really need to optimize that.

Regenerative therapies, these are things like hyperbaric oxygen chamber, acupuncture, IV micronutrient therapy, intelligent bioelectric. So these are the things that were provided to our patients in terms of treatments that helps them get better.

I’m going to skip over aesthetics real quick. Functional nutrition, we have a stable of the highest level of medical licensure professionals that’s called they’re called certified nutrition specialists. They’re either PhD or master degreed individuals about functional nutrition. This is really really important and a differentiator for us because up to 90% of all inflammation in your body is caused by, is it starts in your gut. And as I said before, that first slide, the second slide, the vast majority of chronic illness is caused by inflammation. So gut health is really really important so we have a very strong focus in that area.

The retail products, these are the nutraceuticals, the supplements these are the, this is our medicine that we use to help people feel better. We also do prescribe medications, but those medications are compounded to make sure that we’re providing the right dosing and the specific ingredients that we need for our patients as it relates to you know again it’s precision medicine to make sure that we’re focused on what is the root cause and what is it that each of our patients need to be to have optimal health.

I’ll go back to aesthetics. This is something that we’ve just been doing for the last few years. Our patients, they get feeling a lot better and doing a lot better as far as far as their health. They also want to look better, so they really kind of pushed us into this area as they were doing these things outside of our practice, they wanted kind of a one stop shop so we started to bring that in. And we think that that’s a big growth area for us as well.

From a technology perspective - I’ll go over this pretty quickly but we’ve all heard how impactful AI is going to be in healthcare. We are on the cutting edge of that, we’ve been using this for a few years, not just since it’s kind of… the last couple years since it’s really become a more kind of in the investment news. We’ve been doing things in terms of optimizing our whole practice. Whether it’s operations, whether it’s marketing, whether it’s the medicine that we practice, and using all the available technology to help us provide better service to our patients, make our delivery of service more cost efficient, and provide the right answers and the right treatment plans for our patients. So, we built a platform that’s built for scale on a technology backbone that is unlike any other medical practice you’ve seen.

So, some of the highlights: our proprietary algorithm. Like I said, this is our technology, our software is generating, helping us understand and generate, what is the right diagnosis and what is the right treatment plan for our patients. That makes us scalable because functional medicine doctors are not like you know your primary care doctors or your OBGYN’s or the other specialties where people are trained in medical school to practice this type of medicine. Functional medicine is something that doctors or medical professionals have to really go learn once they’re out of medical school it is not a specialty yet that really is recognized by the AMA or the American Medical Association. There are, there’s really only one school or medical school that I know that actually teaches functional medicine. So in order for doctors to really learn this they have to go out and learn it on their own. They go to conferences there are many, there’s several different conferences that teach functional medicine and you can get board certified through those conferences but not through the AMA yet today.

That platform is primed for scale because we can bring in a doctor that has a license you know to practice internal medicine, primary care, family medicine, OBGYN, whatever the specialty is that they have, we can train them within 30 days on our platform to be the highest functioning functional medicine doctor that is out there. And it typically takes someone on their own 5 to 10 years to really learn how to be a good doctor practicing functional medicine we can do that in 30 days.

It’s a multi touch experience, meaning our patients are seeing the next available provider. Not just seeing one doctor, so they’ll see multiple doctors, they’ll see multiple nutritionists they’ll see different acupuncturists, different technicians, different RNs, because everybody’s practicing off that platform, basically off the treatment plan, that we have for them. They’re all working on the same playbook. So, our patients don’t need to wait for a doctor to be available and a lot of other cases that could be, you know, two months before they could see the same doctor. They’re really just really looking for the next available appointment.

It’s an innovative platform. Because of all the data we collect we know that there are other conditions that we can expand our services to help treat as our patients are kind of bringing us their junk, you know, all the just the conditions and symptoms that they’re dealing with, we look at the opportunities to kind of expand. So, as an example, if you, if you’re on the East Coast you know Lyme disease is a big deal on the East Coast of the United States. We released a Lyme protocol after a couple years of research and the protocol, developing protocols, for just in this past March because we have we see a lot of it on the East Coast.

And data-driven economics, we’ll talk about that in a moment. And it’s a fully vertically it’s… we’re fully vertically integrated.

If you really look at what it is that we’re doing, that’s really that pie chart we call that the Nava 5. When we focus on these five areas biologic systems and these five areas of health, and we get those optimized, we know we have an individual whose immune system is optimized and is working at a very high level.

So, stress management life balance, restorative sleep, inflammation control, healthy weight and digestion, hormone balance, and sexual health. Those are the five areas that we really focus on and not only optimizing each of those pieces of the pie but also making sure that we’re orchestrating across those different pieces for full optimization. When we do that, we’re playing in a kind of a representative sample of the markets we’re playing in or on the outside of that pie. So stress management is a $17 billion market, sleep disorders is $22 billion market, autoimmune disease is a massive it’s $110 billion market, GI issues or gastro intestinal issues up to $37 billion market, weight management we know how huge that is it’s $142 billion market. So ,you guys get the idea this is a massive market and we have a lot of runway to really go out there and change medicine in all of these different areas.

I’ll talk a little bit about the economics of the business, and you, kind of past history and future forecast. Before I do that, I’m going to talk about unit economics. I don’t have a slide for this because it’s not in the S-4, so I can’t really show you guys that. But I’ll talk to the unit economics. It costs us about $1.4 million to open up a clinic, a Nava location. Our cost of acquisition is $290.00 cost of acquisition per patient. Each patient within five years is going to generate about $5,100.00 of average revenue per patient. At a 60% margin, so very good margin, very good return on that marketing investment. A location will generate about $3.2 million in year one, generate about a $300,000 EBITDA contribution to the full enterprise. By year five that unit that unit is generating about seven and a half million dollars with about $1.5 million to $1.6 million in EBITDA contribution. It takes us about three to six months to turn cash flow positive in a location. So, opening a location there’s an investment there, but they turn cash flow positive very quickly so there’s not a lot of burn there as we open locations and that’s why you’ll see there at the bottom of that chart, we’re aggressively opening locations now. We went into, we closed 2023 with four locations we’re opening 12 locations this year, those locations are under lease and under development. We opened 2 already of those 12, and between now and the end of the year we’ll be opening you know somewhere between 2 and then sometimes even 3 locations a month leading into the end of the year. Next year the plan is to open 20 to 24 locations next year. To break down the… to go back to the unit economics and how that broke out in 2023… one of those locations it was its first year of operation. So, if you take it, and the location did do $3 million last year or $3.2, so if you take that off of that $24 million that you see there we did about $21.3, $21. 4 million with three locations which is the $7 million I said that we would with the you know within about five years for each of those locations.

So this, our current units, the four units as well as the two units that we’ve recently opened this year are all tracking to those same historical results that we’re seeing. So we’ve actually created what I would call a very kind of predictable model about where to open these locations what the density is of the demographic of our client profile is. We basically took our 50,000 client database, created the exact profile for those patients, and then where we’re opening these locations are in areas that that means mirror will existing four locations are or they have more density and more opportunity than the existing locations that we have today.

Last, I’ll talk about how management is super important. You know, great ideas, there are many great ideas out there but it’s really about execution and being able to accomplish the goals that we set out for. I’ll talk a little bit about the management. My prior history was in financial services. My wife got sick in 2011 so by 2013 I was starting to liquidate these companies you see on the on the screen to basically fund what I thought would be a massive opportunity in healthcare and what we were doing. Those companies you see on the screen are companies that I founded and started and we were generating about $250 million a year in revenue. We were the 800LB gorilla in an industry that, when I entered it 25 years ago in 1992 was due for massive change, was due for a different business model, the deployment of technology and data. We did that, we were the largest provider of technology to the industry. We had the largest portfolio of consumers, managing consumer debt between consumers and their creditors with about $5 billion in our portfolio. Then my wife got sick and we decided that after 25 years we have done what we could do in that industry. The industry basically was practicing our business model at that point and it was time to really go change the world in another way and that was through healthcare.

Management team… out of these individuals that we have here on the screen, 4 of those individuals were with me, 3 individuals were with me in the prior company. They came over to Nava to help me build this and help, and helping me do, you know, execute our plan. Keith O’Donnell is the newest member of the team he’s been here for about 3 months he’s the chief financial officer with experience in healthcare and many other things. And then we also have Dr. Lord here, he is one of the two doctors that actually saved my wife’s life. He is a functional medicine expert, one of the foremost experts in the country with a particular focus in home and optimization therapy. And then Dr. DeRosa is also very well known in functional medical circles. So that’s the Nava story. I’m sure there’s a couple questions that I could answer. Bill, I know you might have some or maybe some folks in the audience.

Bill Sutherland: Thanks Bernie, great run through. I wondered if you could just maybe give us a high level of what, you know, from a capital structure perspective kind of what the company looks like post-merger?

Bernie Dancel: Sure. So, Ascend One… Nava today prior to, pre close, is 87% owned by Ascend One Corporation which is a holding company that I own and my children own 97% of. So, there’s Ascend One is the largest shareholder. There were a couple of convertible notes. 1 convertible note will convert at close that’s about $1.4 million or so today in terms of the balance. There was another convertible note that converted back in 2019, so that’s why there’s some, there’s 87% is owned and controlled by of either Ascend One or family members, you know myself and my children own that 87%. So, there’s 12% of other owners of stock which were a family and friends round. And then this, the close of this transaction, will cause some further dilution depending on how much how much is still left in trust. We estimate that’s probably going to be somewhere around… it could be less than 10% but anywhere up to maybe 12% dilution. So, the SPAC investors will have another you know 12% or so.

Bill Sutherland: Good. Looking at your model for this year and, you know, after kind of sitting still in terms of location expansion last year, you’re going at it hard this year. Do you think the question that obviously occurs to someone is the management of that kind of growth, and I know what the model sounds like it’s very very tight, you know, developed with predictive metrics, but how are you managing that kind of growth?

Bernie Dancel: Yeah so we spent, you know we’ve increased our, we’ve increased our G&A right, and through that was really all about creating a scalable model and what we needed. So, building the infrastructure for scale and growth is what we focused on for the last two years really is making sure that we have that ability.

Just some background: the first company I showed you on this slide here… go back to that… Genus credit management. When I started that in 1992 within four years that company had gone from basically my kitchen table, so to speak, to $125 million a year business within four years. It was a nonprofit consumer credit counseling agency the largest in the country at that time. I felt there was bigger things that that we needed to do in the industry so I started this Amerix Corporation, which was a technology company, to provide the platform for the industry to be able to accomplish the same things I accomplished. And Amerix Corporation and CareOne Credit services together again within the next… from 1998 to 2002/2003 was another $125 million business. Again, virtual. That was basically a call center generated technology driven business.

We basically considered it created the same thing in our business so about 40 to 50% of all the appointments are consultations with the doctors, practitioners, nutritionists. That is all done via telehealth so it’s a virtual model as it relates to that. The locations are treatment centers so we really don’t need to staff the locations with all the doctors and this practitioners and stuff like that that you might think would be in a medical practice. Those are built for you know for treatment. We’ve also designed a platform for recruiting, training, a learning management system that we have, that’s all been documented and everything that we do so we can hire people and train people for scale. So I hope that answers some of your questions.

We’re actually now working on the 2025 locations. The 2024, there’s 12 locations or so, those are kind of locked in and we’re opening those locations. We’re now working on the 20 to 24 locations for next year and we already have six of those locations targeted and with leases on several locations already for 2025. So, we’re well into building the scale we need for 25 and 26 now.

Bill Sutherland: I think in a prior conversation we had, you talked about how you your expansion I know you’re very focused on the DC metro area to date, and you can have two or three other focuses like that. Can you expand?

Bernie Dancel: Yeah that’s correct. So those four locations are all in the Baltimore Washington metro area. For 2024, we’re opening two more locations in the Baltimore Washington area to for total of 6. But we’re opening three locations in the New York metro area, so one in Long Island and two in New Jersey. In Madison and Montville New Jersey. We’re opening two locations in the Philadelphia market, we’ve opened we opened two locations in South Florida, one in Boca Raton one in Fort Lauderdale. Two locations in North Carolina, one in Charlotte one in Raleigh. Two in Boston and the three in Dallas. So, what we’d like to do is go into a market to get also some of the operational efficiencies of having multiple locations within 25 to 40 minutes of each other which really helps us with the staffing, with the branding, and those kinds of things. So yes, we choose markets where ultimately we expect to have somewhere between 3 to as many as 8 locations in that area.

Bill Sutherland: And as you develop the model further do you expect to lean into more of the nutraceutical part of it or was it kind of remain the same balance that you have now? I’m just curious as to the mix. And also, the last one I’ve got is on payment mix and, you know, the amount that’s commercial, etcetera, and your reimbursement.

Bernie Dancel: I would say the nutraceuticals are going to balance out really, that’s driven by the diagnosis and the treatment plan. We will expand those as we expand into other disease states that we’re treating or preventing in the first place. So I wouldn’t say that percentage would… I think everything will kind of grow at the at the same level. I would say aesthetics is a big opportunity for that to grow even more. Our lab, there’s opportunity for our lab to grow as a percentage of overall revenue as because you know some of the testing that we actually provide for our patients we do not do but it takes more scale. So, our lab will continue to grow and capture more of that diagnostic testing that we need.

So as for the other question, insurance cash mix. Today it’s 56% of our revenue is through insurance, health insurance, and 44% is cash. That has been going up you know for the first eight years we did not take insurance at all because insurance was a little bit behind on the science, a little bit behind on the times. Insurance really wasn’t covering most of what we were doing in providing for our patients, but in the end of 2021 Medicare first started to provide more coverage for some of the things we’re doing, and then the commercials followed suit. And so we’re just in a couple of years we’ve gone from zero to 56%. So, we are seeing that the healthcare insurance is starting to recognize the types of things that we’re doing and the benefit of those too, you know their bottom line.

Bill Sutherland: So part of that 56% has Medicare?

Bernie Dancel: Today Medicare is 6% of our patient population. Depending on where we go in the country that could increase. For example, South Florida will likely increase that percentage. But Medicare is a great insurance coverage for us.

Bill Sutherland: OK couple minutes left is there anyone that would… had a question for Bernie? Well, it’s been a great intro. Look forward to learning more as you guys come out as Nava in the hopefully not too distant future. And thanks Bernie.

Bernie Dancel: Yeah if it’s if it’s helpful for timing really quick with that, we’re on track for probably a late June, early July close of that transaction.

Bill Sutherland: Excellent. I think that’s a wrap. I appreciate everybody for joining. Thanks Bernie.

Bernie Dancel: Thank you.

Important Information about the Proposed Business Combination and Where to Find It

This communication relates to a proposed transaction between 99 Acquisition and Nava Health. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed business combination, 99 Acquisition has filed a registration statement on Form S-4 containing a proxy statement/prospectus (the “Registration Statement”) with the SEC, and 99 Acquisition and Nava Health intend to file other relevant materials with the SEC. The Registration Statement includes a proxy statement/prospectus to be distributed to holders of 99 Acquisition’s common stock in connection with 99 Acquisition’s solicitation of proxies for the vote by 99 Acquisition’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Nava Health’s shareholders in connection with the proposed business combination. After the Registration Statement has been filed and declared effective, 99 Acquisition will mail a definitive proxy statement, when available, to its stockholders.

Before making any voting or investment decision, investors and security holders and other interested parties are urged to read the Registration Statement, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about 99 Acquisition, Nava Health and the proposed business combination. Copies of these documents may be obtained free of charge at the SEC’s website at www.sec.gov. The documents filed by 99 Acquisition with the SEC also may be obtained free of charge upon written request to 99 Acquisition at c/o 99 Acquisition Corp., 14 Noblewood Ct, Gaithersburg, MD 20878.

Participants in the Solicitation

99 Acquisition and its directors and executive officers may be deemed participants in the solicitation of proxies from 99 Acquisition’s securityholders with respect to the proposed transaction under the rules of the SEC. Securityholders may obtain more detailed information regarding the names, affiliations, and interests of certain executive officers and directors of 99 Acquisition in the solicitation by reading 99 Acquisition’s Registration Statement and other relevant materials filed with the SEC in connection with the proposed transaction when they become available. Information about 99 Acquisition’s directors and executive officers and their ownership of 99 Acquisition’s common stock and other information regarding the interests of participants in the proxy solicitation, which, in some cases, may be different from those of 99 Acquisition’s securityholders generally, is set forth in the Registration Statement. These documents can be obtained free of charge at the SEC’s web site at www.sec.gov.

Nava Health and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from 99 Acquisition’s securityholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction is included in the Registration Statement for the proposed transaction.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

Certain statements made in this communication are “forward-looking statements” within the meaning of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the parties’ ability to close the proposed transaction, the anticipated benefits of the proposed transaction, and the financial condition, results of operations, earnings outlook and prospects of 99 Acquisition and/or the proposed transaction and may include statements for the period following the consummation of the proposed transaction. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of 99 Acquisition and Nava Health, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including: risks related to Nava Health’s businesses and strategies; the ability to complete the proposed transaction due to the failure to obtain approval from the shareholders of 99 Acquisition and/or Nava Health or satisfy other closing conditions set forth in the Merger Agreement; the amount of any redemptions by existing holders of 99 Acquisition’s common stock; the ability to recognize the anticipated benefits of the proposed transaction; other risks and uncertainties included under the header “Risk Factors” in the Registration Statement filed by 99 Acquisition and Nava Health, in the final prospectus of 99 Acquisition for its initial public offering dated August 21, 2023; and in 99 Acquisition’s other filings with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nava Health and 99 Acquisition assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nava Health nor 99 Acquisition gives any assurance that Nava Health, 99 Acquisition or the combined company will achieve its expectations.